                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -------------------------

                                 SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. )*

                           Trikon Technologies, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   896187101
                                 (CUSIP Number)

                              Stephanie B. Mudick
                             Deputy General Counsel
                              Travelers Group Inc.
                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-8000
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               November 28, 1997
            (Date of event which requires filing of this statement)

                               ---------------------

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)

------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 896187101                    13D                    PAGE 2 OF 26 PAGES
--------------------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    TRAVELERS GROUP INC., 52-1568099
--------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [    ]
                                                                      (b) [    ]
--------------------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS                              00
--------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                         [    ]
--------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                DELAWARE
--------------------------------------------------------------------------------------------

       NUMBER OF          7          SOLE VOTING POWER            0
         SHARES
      BENEFICIALLY        8          SHARED VOTING POWER          1,093,280
        OWNED BY
          EACH            9          SOLE DISPOSITIVE POWER       0
       REPORTING
      PERSON WITH         10         SHARED DISPOSITIVE POWER     1,093,280


--------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,093,280
--------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [    ]
--------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.7%
--------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*    HC
--------------------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1. SECURITY AND ISSUER.
        -------------------

    This statement on Schedule 13D is being filed with respect to the Common Stock, no par value (the "Common Stock"), of Trikon Technologies, Inc., a California corporation (the "Issuer"), which has its principal executive office at 9255 Deering Avenue, Chatsworth, California 91311.

ITEM 2. IDENTITY AND BACKGROUND.
        -----------------------

    (a), (b), (c) and (f) This Statement on Schedule 13D is being filed by Travelers Group Inc., a Delaware corporation ("TRV"). All of the Common Stock reported herein is directly beneficially owned by subsidiaries of TRV. The principal executive offices of TRV are located, and the principal business is conducted, at 388 Greenwich Street, New York, New York 10013.

    TRV is a diversified financial services company engaged, through its subsidiaries, in investment and asset management services, consumer finance services and life and property-casualty insurance services.

    The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of TRV are set forth in Annex A, which is incorporated herein by reference.

    (d) and (e) Except as set forth or incorporated by reference herein, during the last five years, none of TRV or, to the best knowledge of TRV, any of the persons listed in Annex A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to any material judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

    The source of funds for the purchases of the shares of Common Stock and Convertible Notes (as defined in Item 5 herein) was working capital of the TRV subsidiaries which purchased the subject securities. The aggregate purchase prices of shares of Common Stock and Convertible Notes are shown on Annex B hereto, which is incorporated herein by reference.

                               Page 3 of 26 Pages

ITEM 4. PURPOSE OF TRANSACTION.
        ----------------------

    A portion of the shares of Common Stock and Convertible Notes (as defined in Item 5 herein) reported herein were purchased by a subsidiary of TRV as part of a special situations investment. The remainder of the shares of Common Stock and Convertible Notes reported herein were purchased by a subsidiary of TRV in connection with market making activities.

    Subsidiaries of TRV review their respective holdings of Issuer securities on a continuing basis. Depending on such evaluations of the Issuer's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Stock and Convertible Notes and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), each subsidiary may acquire other securities of the Issuer or sell all or a portion of its Common Stock or Convertible Notes or other securities of the Issuer, now owned or hereafter acquired. Except as otherwise described herein, none of TRV or, to the best knowledge of TRV, any of the persons listed in Annex A hereto, has any plans or proposals relating to or which would result in any of the transactions described in Items 4 (a)-(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
        ------------------------------------

    (a) and (b) TRV is reporting on behalf of subsidiaries whose individual percentages of beneficial ownership do not exceed 5%. TRV may be deemed to share voting and dispositive power with respect to shares of Common Stock directly beneficially owned by its subsidiaries and may be deemed to have an indirect beneficial interest in such shares. Accordingly, TRV is the only entity whose indirect beneficial ownership on an aggregate basis exceeds 5%.

    As of the date hereof, TRV may be deemed to beneficially own 1,093,280 shares of Common Stock, which includes 14,290 shares of Common Stock and 1,078,990 shares of Common Stock issuable upon conversion of 16,870,000 7.125% Convertible Notes due 10/15/01 (the "Convertible Notes"). 1,093,280 shares of Common Stock represents 6.7% of the outstanding shares of Common Stock (based on 16,197,158 shares of Common Stock outstanding, which is the sum of the 15,118,168 shares of Common Stock outstanding as of September 30, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, and the 1,078,990 shares that would be issued upon conversion of the Convertible Notes). Additionally, a subsidiary of TRV holds a short position of 72,100 shares of Common Stock.

    Except as set forth or incorporated by reference herein, none of TRV or, to the best knowledge of TRV, the persons listed in Annex A hereto, beneficially owned any Common Stock or Convertible Notes on November 28, 1997.

                               Page 4 of 26 Pages

    (c) The dates, number of shares and prices per share for all purchases and sales of Common Stock and Convertible Notes by subsidiaries of TRV from September 29, 1997 through the date hereof are shown on Annex B hereto, which is incorporated herein by reference. All such purchases and sales of Common Stock and Convertible Notes were effected in the over-the-counter market.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        ------------------------------------------
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
        ------------------------------------------------------

    None of TRV or, to the best knowledge of TRV, the persons listed in Annex A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
        --------------------------------

    None.

                               Page 5 of 26 Pages

                                    ANNEXES
                                    -------

    A. Executive Officers and Directors of Travelers Group Inc.

    B. Description of Purchases and Sales of shares of Common Stock and Convertible Notes by subsidiaries of TRV from September 29, 1997 through the date hereof.

                               Page 6 of 26 Pages

                                   SIGNATURE
                                   ---------

    After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 1997

                                TRAVELERS GROUP INC.

                                BY: /s/ Stephanie B. Mudick
                                   ----------------------------------
                                   NAME: Stephanie B. Mudick
                                   TITLE: Assistant Secretary







                               Page 7 of 26 Pages

                                                                  December 1997

                                    ANNEX A

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                      -----------------------------------
                              TRAVELERS GROUP INC.
                              --------------------


NAME, TITLE AND CITIZENSHIP      PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------      -----------------------------------------
C. Michael Armstrong             Chairman & Chief Executive Officer
Director (USA)                   AT&T Corp.
                                 295 North Maple Avenue
                                 Basking Ridge, New Jersey 07920

Judith Arron                     Executive Director
Director (USA)                   Carnegie Hall Corporation
                                 8811 Seventh Avenue
                                 New York, New York 10019

Kenneth J. Bialkin               Partner
Director (USA)                   Skadden, Arps, Slate, Meagher & Flom LLP
                                 919 Third Avenue
                                 New York, New York 10022

Edward H. Budd                   Retired Chairman
Director (USA)                   Travelers Insurance Companies
                                 One Tower Square
                                 Hartford, Connecticut 06183

Joseph A. Califano, Jr.          Chairman & Chief Executive Officer
Director (USA)                   The Center on Addiction & Substance Abuse
                                 at Columbia University
                                 152 West 57th Street
                                 New York, New York 10019

Douglas D. Danforth              Executive Associates
Director (USA)                   One PPG Place
                                 Suite 2210
                                 Pittsburgh, Pennsylvania 15222

James Dimon                      President & Chief Operating Officer
Director & Executive             Travelers Group Inc.
Officer (USA)                    388 Greenwich Street
                                 New York, New York 10013

                               Page 8 of 26 Pages


Leslie B. Disharoon              Former Chairman, President & Chief
Director (USA)                   Executive Officer
                                 Monumental Corporation
                                 2 Chittenden Lane
                                 Owings Mills, Maryland 21117

The Honorable Gerald R. Ford     Former President of the United States
Director (USA)                   Post Office Box 927
                                 Rancho Mirage, California 92270

Thomas W. Jones                  Vice Chairman
Director & Executive Officer     Travelers Group Inc.
(USA)                            388 Greenwich Street
                                 New York, New York 10013

Ann Dibble Jordan                Consultant
Director (USA)                   Former Director of Social Services,
                                 University of Chicago Medical Center
                                 4610 Kenmore Drive, NW
                                 Washington, DC 20007

Robert I. Lipp                   Vice Chairman
Director & Executive             Travelers Group Inc.
Officer (USA)                    388 Greenwich Street
                                 New York, New York 10013

Michael T. Masin                 Vice Chairman & President - International
Director (USA)                   GTE Corporation
                                 One Stamford Forum
                                 Stamford, Connecticut 06904

Deryck C. Maughan                Vice Chairman
Director (Great Britain)         Travelers Group Inc.
                                 388 Greenwich Street
                                 New York, New York 10013

Dudley C. Mecum                  Managing Director
Director (USA)                   Capricorn Management
                                 30 East Elm Street
                                 Greenwich, Connecticut 06830

                               Page 9 of 26 Pages


Andrall E. Pearson               Chairman & Chief Executive Officer
Director (USA)                   Tricon Global Restaurants, Inc.
                                 660 Steamboat Road
                                 Greenwich, Connecticut 06830

Frank J. Tasco                   Retired Chairman
Director (USA)                   Marsh & McLennan Companies, Inc.
                                 1166 Avenue of the Americas
                                 New York, New York 10036

Linda J. Wachner                 Chairman, President & Chief Executive Officer
Director (USA)                   Warnaco Group Inc.
                                 90 Park Avenue
                                 New York, New York 10016

Sanford I. Weill                 Chairman & Chief Executive Officer
Director & Executive Officer     Travelers Group Inc.
(USA)                            388 Greenwich Street
                                 New York, New York 10013

Joseph R. Wright, Jr.            Chairman & Chief Executive Officer
Director (USA)                   AMTEC, Inc.
                                 599 Lexington Avenue
                                 New York, New York 10022-6030

Arthur Zankel                    Co-Managing Partner
Director (USA)                   First Manhattan Company
                                 437 Madison Avenue
                                 New York, New York 10022

Steven D. Black                  Vice Chairman & Chief Operating Officer
Executive Officer (USA)          Smith Barney Inc.
                                 388 Greenwich Street
                                 New York, New York 10013

Michael A. Carpenter             Executive Vice President
Executive Officer (USA)          Travelers Group Inc.
                                 One Tower Square
                                 Hartford, Connecticut 06183

                              Page 10 of 26 Pages


Charles J. Clarke                Chairman & Chief Executive Officer--
Executive Officer (USA)          Commercial Lines
                                 Travelers Property Casualty Corp.
                                 One Tower Square
                                 Hartford, Connecticut 06183

Donald R. Cooper                 Chairman
Executive Officer (USA)          Resource Deployment Inc.
                                 307 West 7th Street
                                 Fort Worth, Texas 76102

Peter M. Dawkins                 Chairman & Chief Executive Officer
Executive Officer (USA)          Travelers Group Diversified
                                 Distribution Services, Inc.
                                 388 Greenwich Street
                                 New York, New York 10013

Irwin Ettinger                   Executive Vice President
Executive Officer (USA)          Travelers Group Inc.
                                 388 Greenwich Street
                                 New York, New York 10013

Jay S. Fishman                   Senior Vice President
Executive Officer (USA)          Travelers Group Inc.
                                 388 Greenwich Street
                                 New York, New York 10013

Jeffrey B. Lane                  Vice Chairman
Executive Officer (USA)          Travelers Group Inc.
                                 388 Greenwich Street
                                 New York, New York 10013

Jon C. Madonna                   Vice Chairman
Executive Officer (USA)          Travelers Group Inc.
                                 388 Greenwich Street
                                 New York, New York 10013

Marjorie Magner                  President & Chief Operating Officer
Executive Officer (USA)          Commercial Credit Company
                                 300 St. Paul Place
                                 Baltimore, Maryland 21202

Heidi G. Miller                  Senior Vice President & Chief Financial Officer
Executive Officer (USA)          Travelers Group Inc.
                                 388 Greenwich Street
                                 New York, New York 10013

                              Page 11 of 26 Pages


Joseph J. Plumeri II             Vice Chairman
Executive Officer (USA)          Travelers Group Inc.
                                 388 Greenwich Street
                                 New York, New York 10013

Charles O. Prince, III           Executive Vice President, General
Executive Officer (USA)          Counsel & Secretary
                                 Travelers Group Inc.
                                 388 Greenwich Street
                                 New York, New York 10013

Marc P. Weill                    Senior Vice President
Executive Officer (USA)          Travelers Group Inc.
                                 388 Greenwich Street
                                 New York, New York 10013

Robert B. Willumstad             Chairman & Chief Executive Officer
Executive Officer (USA)          Commercial Credit Company
                                 300 St. Paul Place
                                 Baltimore, Maryland 21202








                              Page 12 of 26 Pages

                                    ANNEX B

    Set forth below are the purchases and sales of shares of Common Stock by subsidiaries of TRV from September 29, 1997 through the date hereof. The following purchases and sales were made in connection with market making activities.

                 NUMBER OF       NUMBER OF
TRADE DATE   SHARES PURCHASED   SHARES SOLD   PRICE PER SHARE
-----------  -----------------  -----------  -----------------
  10/06/97                           1,000       $    8.50
                                       500       $    8.50
                                       500       $    8.25
                                       800       $    8.25
                                       200       $    8.38
  10/07/97                             300       $    9.00
                                       200       $    9.00
                                     1,000       $    9.00
                                     1,500       $    9.00
                                     1,000       $    8.88
                                       800       $    9.00
                                       300       $    9.00
  10/08/97                          17,600       $    8.90
                                     1,000       $    9.00
                       100                       $    8.81
  10/09/97                           1,000       $    6.13
                     3,500                       $    6.00
                                       200       $    6.13
                    17,600                       $    8.89
                    10,000                       $    6.25
                    10,000                       $    6.00
                     2,000                       $    6.25
                     3,000                       $    6.25
                     1,000                       $    6.13
                     1,000                       $    6.13
                                    10,000       $    6.25
                                       200       $    6.13
                       500                       $    6.03
                       700                       $    5.94
                     7,500                       $    6.03
                     1,000                       $    6.00
                                     1,000       $    6.13
                                     1,000       $    6.13
                                     2,000       $    6.13
                       800                       $    6.03

                              Page 13 of 26 Pages

                       600                       $    6.13
                                     5,000       $    6.25
                                     1,600       $    6.13
                     2,000                       $    6.00
                     1,000                       $    6.00
                       300                       $    6.13
                                     1,000       $    6.00
                                     2,000       $    6.00
  10/10/97           1,500                       $    5.88
                                       200       $    6.25
                                       144       $    6.25
                     1,500                       $    6.00
                                     2,000       $    6.06
                                     1,000       $    6.00
                     1,000                       $    5.88
                       400                       $    5.81
                       250                       $    6.06
                       800                       $    6.19
                     1,500                       $    6.06
                                       300       $    6.25
                                       300       $    6.25
                                     2,500       $    6.00
                       300                       $    6.06
                                     1,000       $    5.75
                     2,000                       $    5.50
                                     4,000       $    5.75
                                     2,000       $    6.13
                                       500       $    5.00
                       500                       $    5.00
                                     1,000       $    5.94
                       200                       $    4.91
                     2,000                       $    5.06
                                     2,000       $    5.50
                     1,000                       $    5.25
                     1,000                       $    5.00
                     1,000                       $    5.13
                       300                       $    4.91
                       200                       $    5.19
                                       200       $    5.19
                     2,000                       $    5.13
                       200                       $    4.91
                                     4,000       $    5.25
                     1,000                       $    5.00
                     1,000                       $    5.75
                     2,000                       $    5.25

                              Page 14 of 26 Pages

  10/14/97                           1,000       $    5.13
                     5,000                       $    5.31
                                       500       $    5.19
                                     1,000       $    5.13
                       600                       $    5.44
                       150                       $    5.63
                     3,500                       $    5.19
                       200                       $    5.06
                     5,000                       $    5.63
                                     1,000       $    5.75
                                     1,000       $    5.75
                     3,500                       $    5.13
                     3,000                       $    5.19
                                     1,000       $    5.13
                                     1,000       $    5.25
                                     3,000       $    5.75
                                     2,000       $    5.69
                     1,000                       $    5.31
                     1,000                       $    5.31
                     6,000                       $    5.31
                                     1,000       $    5.75
                                       200       $    5.75
                                     1,500       $    5.25
                                     1,000       $    5.75
                                     3,000       $    5.75
                                     1,000       $    5.75
                                     2,000       $    5.75
                                     2,000       $    5.75
                                     2,000       $    5.63
  10/15/97                           1,000       $    5.56
                       500                       $    5.50
                       100                       $    5.50
                       200                       $    5.50
                       200                       $    5.50
                                     2,000       $    5.75
  10/16/97                             500       $    5.63
                     1,000                       $    5.50
                     1,000                       $    5.28
                     2,000                       $    5.28
                                       300       $    5.38
                     2,000                       $    5.25
                                       485       $    5.53
                                       500       $    5.50
                                     1,500       $    5.50
                       700                       $    5.47

                              Page 15 of 26 Pages

                       350                       $    5.28
                     1,000                       $    5.50
  10/17/97           1,000                       $    5.19
                     2,000                       $    5.19
                     1,000                       $    5.13
                       300                       $    5.00
                                       500       $    5.44
                                     1,000       $    5.25
  10/20/97             100                       $    5.19
                                       200       $    5.38
                                     1,000       $    5.31
                     2,000                       $    5.25
                     1,300                       $    5.19
                     5,000                       $    5.19
  10/21/97                           1,000       $    5.25
                                     2,000       $    5.25
                                       500       $    5.25
  10/22/97           5,000                       $    5.19
                     2,000                       $    5.19
                       400                       $    5.19
                     5,000                       $    5.19
                     1,700                       $    5.19
                     3,000                       $    5.19
                     2,000                       $    5.19
                    16,000                       $    5.19
                     6,000                       $    5.19
                     1,000                       $    5.13
                     3,000                       $    5.19
                                     1,000       $    5.00
                     1,000                       $    5.00
                     9,000                       $    5.25
                     5,300                       $    5.19
                     2,000                       $    5.00
                    25,000                       $    5.19
                     5,000                       $    5.19
                                       100       $    5.25
                     4,200                       $    5.19
                     4,600                       $    5.19
  10/23/97             980                       $    4.63
                                       500       $    4.88
                     1,000                       $    4.75
  10/24/97           1,000                       $    4.88
  10/27/97           2,000                       $    4.63
                                       500       $    4.25
                     3,500                       $    4.75

                              Page 16 of 26 Pages

                     1,000                       $    4.75
                     1,000                       $    4.63
                                     5,800       $    4.25
                                       800       $    4.25
                                     1,000       $    4.25
                                     1,000       $    4.25
                                       500       $    4.50
                                     2,000       $    4.50
                                     1,300       $    4.50
                                     1,000       $    4.38
                                    10,000       $    4.38
                     1,000                       $    4.63
                     1,500                       $    4.06
                                     1,200       $    4.13
                    10,000                       $    4.38
                    40,000                       $    4.13
                                     2,000       $    4.25
                                     3,300       $    4.25
                                     1,000       $    4.25
                                     1,000       $    4.25
                                     1,000       $    4.25
                     1,000                       $    4.75
                    25,000                       $    4.13
  10/28/97                           5,000       $    4.25
                                     1,000       $    3.97
                                     2,580       $    3.88
                                     1,000       $    3.75
                                     3,500       $    3.75
                                     1,000       $    3.75
                                     1,500       $    3.75
                                     1,500       $    3.75
                     1,000                       $    3.75
                                     3,000       $    3.50
                    10,000                       $    4.25
                                     4,000       $    3.69
                                     4,000       $    4.13
                                       500       $    4.13
                                     5,000       $    4.13
                                     4,000       $    4.13
                    25,000                       $    4.25
                                     1,000       $    3.50
                                       200       $    4.38
                                     1,000       $    4.25
                                     1,000       $    4.19
                                     1,000       $    4.19

                              Page 17 of 26 Pages

                     2,000                       $    4.13
                                     1,000       $    4.25
                                     1,000       $    4.00
                                     1,500       $    4.25
                                     2,000       $    4.25
                                       500       $    4.25
                                       250       $    4.25
                                     5,000       $    4.25
                                     1,500       $    4.25
                                       500       $    4.25
                     5,000                       $    3.63
                                     1,600       $    4.25
                    10,000                       $    4.00
                    20,000                       $    4.13
                                       300       $    3.75
                                     1,000       $    3.75
                                     1,500       $    3.88
                     2,000                       $    4.13
                        25                       $    3.75
                                     4,000       $    3.75
                     5,500                       $    3.63
                    25,000                       $    3.50
                                     3,000       $    3.75
  10/29/97                           5,000       $    4.63
                                     1,000       $    4.63
                                     1,000       $    4.44
                                     1,000       $    4.63
                                     1,000       $    4.44
                                     1,000       $    4.44
                                     1,000       $    4.44
                                     1,000       $    4.44
                       700                       $    4.25
                                       500       $    4.25
                                     1,000       $    4.63
                                     1,000       $    4.44
                                    10,000       $    4.25
                     5,000                       $    4.44
                     5,000                       $    4.13
                    10,000                       $    4.19
                    15,000                       $    4.50
                                     1,000       $    4.63
                                     1,000       $    4.44
                                     1,000       $    4.25
                                     1,000       $    4.63
                                       100       $    4.44

                              Page 18 of 26 Pages

                                     1,000       $    4.63
                                     5,000       $    4.69
                                     1,900       $    4.56
  10/30/97                           1,000       $    4.19
                                     1,000       $    4.19
                     5,000                       $    4.19
                                     1,000       $    4.00
                                       100       $    4.13
                     5,873                       $    4.00
                       500                       $    4.13
                       400                       $    3.75
                                     1,000       $    4.00
                                     2,000       $    4.00
                                    10,000       $    4.19
                       200                       $    4.19
                    10,000                       $    4.13
                                     1,000       $    4.00
  10/31/97                           1,000       $    4.00
                                     2,000       $    4.06
                                     1,700       $    4.06
                    10,000                       $    4.00
                                     1,000       $    4.00
                     2,000                       $    4.00
                                     1,000       $    4.00
                                     1,000       $    4.00
                                     1,000       $    4.00
                                       200       $    4.13
                                     1,000       $    4.00
                                     1,300       $    4.06
                                     1,000       $    4.00
                                     1,000       $    4.00
                                     1,000       $    4.00
                    15,000                       $    4.00
                                     1,000       $    4.00
                                     1,000       $    4.00
                                     1,000       $    4.00
                                     1,000       $    4.00
                                     1,000       $    4.00
                                     1,000       $    4.00
                                     1,000       $    4.00
                                     1,000       $    4.00
                                     1,000       $    4.00
                                     1,000       $    4.00
                                     1,000       $    4.00
                                       700       $    4.06

                              Page 19 of 26 Pages

                                     1,000       $    4.00
  11/03/97                             500       $    4.13
                                     2,000       $    4.13
                                     1,000       $    4.00
                                     1,000       $    4.00
                                     1,000       $    4.00
                                       110       $    4.00
                                       500       $    4.00
                                     1,000       $    4.00
                                     5,000       $    4.00
                    15,000                       $    4.00
                                       200       $    4.06
                                     1,300       $    4.06
  11/04/97                           1,900       $    4.00
                                     1,200       $    4.00
                                     1,000       $    4.06
                     1,000                       $    4.00
                                     4,000       $    4.00
                    10,000                       $    4.00
                                       100       $    4.06
  11/05/97                           1,000       $    4.00
                                     1,000       $    4.06
                     5,000                       $    4.00
                                     1,000       $    4.06
  11/06/97                          10,000       $    4.00
  11/07/97           1,000                       $    3.56
                       300                       $    3.75
  11/10/97                           1,000       $    3.50
                     5,000                       $    3.63
                     2,400                       $    3.50
                     3,000                       $    3.63
                     3,000                       $    3.50
                    15,000                       $    3.63
                     2,600                       $    3.50
                     2,000                       $    3.63
                     1,500                       $    3.63
                     2,400                       $    3.50
                                       450       $    3.50
                     5,000                       $    3.50
  11/11/97                             200       $    3.25
                       900                       $    3.00
                     1,000                       $    2.63
                     1,000                       $    3.25
  11/12/97           1,000                       $    3.00
                     1,000                       $    3.00

                              Page 20 of 26 Pages

                     8,000                       $    3.00
                                     1,000       $    3.75
                                     8,000       $    3.13
                                     1,000       $    3.75
                       500                       $    3.63
                                     3,000       $    3.13
                                     1,000       $    3.38
                                     3,000       $    3.13
                                     6,000       $    3.88
                     1,000                       $    3.84
                     1,000                       $    3.00
                     1,000                       $    3.75
                                       350       $    3.75
                                     1,000       $    3.06
                                     1,000       $    3.63
                                     1,000       $    3.63
                                       100       $    3.50
                     1,000                       $    3.63
                                     1,400       $    3.50
                                     2,000       $    3.50
                                     1,980       $    3.63
                     1,000                       $    2.94
                                     1,000       $    3.69
                                    10,000       $    3.38
                                     1,000       $    3.06
                                     2,000       $    3.38
                                     5,000       $    3.38
                                     1,500       $    3.38
                                     4,000       $    3.38
                                     5,000       $    3.38
                                    10,000       $    3.38
                                     1,000       $    3.75
                                    10,000       $    3.38
                     9,166                       $    3.63
                     5,000                       $    3.50
                    45,000                       $    3.31
                     1,000                       $    3.63
                       600                       $    2.88
                                     1,000       $    3.75
                                     1,000       $    3.50
                     5,000                       $    3.75
  11/13/97                           1,700       $    3.50
                                       800       $    3.38
                     1,000                       $    3.00
                                     1,000       $    3.00

                              Page 21 of 26 Pages

                       400                       $    2.84
                                       600       $    2.88
                       500                       $    2.75
                       200                       $    2.75
                                     1,000       $    3.50
                                     2,000       $    2.81
                     2,000                       $    2.75
                                       400       $    2.63
                     1,000                       $    2.38
                                       800       $    2.50
                       150                       $    2.50
                       400                       $    2.56
                       200                       $    2.56
                     1,000                       $    2.50
                                     1,500       $    2.63
                                    10,000       $    2.63
                                     1,000       $    2.63
                                       800       $    2.63
                                     1,000       $    2.63
                       300                       $    2.56
                                     1,000       $    2.63
                                     1,000       $    2.63
                     1,000                       $    2.63
                     1,000                       $    2.63
                        50                       $    2.63
                                     1,000       $    2.75
                    10,000                       $    3.38
                    15,000                       $    2.50
                    20,000                       $    2.63
                       600                       $    2.56
                                     1,000       $    2.56
  11/14/97                           2,000       $    2.56
                       300                       $    2.75
                                     1,000       $    3.50
                     1,000                       $    2.75
                                     2,000       $    2.75
                       800                       $    2.56
                                     1,000       $    2.75
                    10,000                       $    2.75
                                     3,000       $    2.75
                                     3,000       $    2.75
                     1,000                       $    2.69
                                     1,000       $    2.75
                                     1,000       $    2.75
                       200                       $    2.69

                              Page 22 of 26 Pages

                     1,000                       $    2.69
                                     7,500       $    2.75
                                     3,000       $    2.75
                       200                       $    2.75
                       400                       $    2.75
                                     5,000       $    2.75
                                     5,000       $    2.75
                                     1,000       $    2.75
                        40                       $    2.56
                                       100       $    2.75
                                     3,000       $    2.81
                                     1,000       $    2.75
                                     2,000       $    2.75
                                     1,000       $    2.75
  11/17/97                             500       $    2.97
                     1,400                       $    2.94
                                       100       $    2.97
                     1,000                       $    2.94
                                     2,000       $    2.94
                                     8,000       $    2.97
                     6,000                       $    2.88
                     1,000                       $    2.94
                     1,000                       $    2.88
  11/18/97           4,000                       $    2.50
                                     4,000       $    2.50
                     1,000                       $    2.50
  11/19/97             500                       $    2.25
                     1,000                       $    2.13
                                     1,000       $    2.06
                                     2,500       $    2.13
                                     1,000       $    2.13
                                     4,000       $    2.06
                                     4,000       $    2.13
                                     5,000       $    2.13
                    15,000                       $    2.06
                       500                       $    2.03
                       900                       $    2.25
  11/20/97           1,000                       $    2.25
                     1,000                       $    2.25
                     1,000                       $    2.25
                     1,000                       $    2.25
                                     7,000       $    2.25
                                     3,000       $    2.22
                                     2,000       $    2.13
                                     1,500       $    2.06

                              Page 23 of 26 Pages

                     4,000                      $    2.25
                     1,000                      $    2.25
                                    2,000       $    2.38
                     1,200                      $    2.38
                     3,000                      $    2.38
                     1,300                      $    2.38
                       325                      $    2.25
                                    1,000       $    2.31
                                      300       $    2.31
                    11,000                      $    2.28
                     1,016                      $    2.34
                     5,000                      $    2.19
                       800                      $    2.25
                     2,000                      $    2.06
                     1,900                      $    2.13
                    39,000                      $    2.17

     Total         852,275        531,349

    The following purchases and sales were made as part of a special situations investment.

                 NUMBER OF       NUMBER OF     PRICE PER
TRADE DATE   SHARES PURCHASED   SHARES SOLD      SHARE
-----------  -----------------  -----------  --------------
  11/06/97                           5,000     $   4.0000
                                     5,000     $   4.0000
  11/07/97                           5,000     $   3.7500
                                     1,000     $   3.7500
  11/10/97                          36,300     $   3.6250
  11/12/97           3,000                     $   3.0000
                     2,500                     $   2.8750
                     2,000                     $   3.1250
  11/19/97           5,000                     $   2.0000
                    15,000                     $   2.0625
  11/21/97           5,000                     $   2.3750
                     5,000                     $   2.3750
                     5,000                     $   2.3750
  11/26/97           9,800                     $   2.3125
                       200                     $   2.3125
                    10,000                     $   2.3125

     Total          62,500          52,300

                              Page 24 of 26 Pages

    Set forth below are the purchases and sales of Convertible Notes by subsidiaries of TRV from September 29, 1997 through the date hereof. The following purchases and sales were made in connection with market making activities.

                NUMBER OF     NUMBER OF
               CONVERTIBLE    CONVERTIBLE      PRICE PER
TRADE DATE   NOTES PURCHASED  NOTES SOLD   CONVERTIBLE NOTE
-----------  ---------------  -----------  -----------------
  10/08/97         465,000                     $   78.00
                   370,000                     $   78.00
                   150,000                     $   78.00
                 1,110,000                     $   78.00
                   470,000                     $   78.00
                   120,000                     $   78.00
                   465,000                     $   78.00
                                 500,000       $   78.75
                                 600,000       $   78.75
                                 250,000       $   78.75
                                 650,000       $   78.75
                                 500,000       $   78.75
                    80,000                     $   78.00
  10/14/97                     2,000,000       $   57.50
                   400,000                     $   56.00
                 1,500,000                     $   56.00
                   100,000                     $   56.00
  10/17/97                     1,000,000       $   56.50
  11/12/97       1,000,000                     $   58.00
                                 500,000       $   59.25
                   500,000                     $   57.00
                               3,000,000       $   59.00
  11/14/97         500,000                     $   50.00
  11/24/97          50,000                     $   45.00
  12/04/97                       500,000       $   46.00

     Total       7,280,000     9,500,000

                              Page 25 of 26 Pages

    The following purchases and sales were made as part of a special situations investment.

                NUMBER OF      NUMBER OF
               CONVERTIBLE    CONVERTIBLE     PRICE PER
TRADE DATE   NOTES PURCHASED  NOTES SOLD   CONVERTIBLE NOTE
-----------  ---------------  -----------  ----------------
  11/06/97          300,000                      $51.0000
  11/10/97          600,000                      $53.2500
  11/12/97        1,000,000                      $60.0000
                  1,000,000                      $60.2500
                  1,500,000                      $60.2500
  11/14/97        4,000,000                      $51.0000
  12/02/97          750,000                      $46.7500
                  1,500,000                      $47.2500

     Total       10,650,000





                              Page 26 of 26 Pages